UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Abraxas Petroleum Corporation
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
003830106
(CUSIP Number)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009
COPIES TO:
Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	Names of Reporting Persons Angelo, Gordon & Co., L.P.
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IA, PN

1	Names of Reporting Persons AG GP LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%*
14	Type of Reporting Person (See Instructions) OO, HC

1	Names of Reporting Persons Josh Baumgarten
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%*
14	Type of Reporting Person (See Instructions) IN, HC

1	Names of Reporting Persons Adam Schwartz
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN, HC

1	Names of Reporting Persons AG Energy Funding, LLC
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) OO

AMENDMENT NO. 5 TO SCHEDULE 13D
This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, LLC, a Delaware limited liability company, (iii) JAMG LLC, a Delaware limited liability company (“JAMG”), (iv) Michael L. Gordon and (v) AG Energy Funding, LLC (“AG Energy Funding”) with the Securities and Exchange Commission (the “SEC”) on August 21, 2020, as amended by Amendments No. 1, 2, 3 and 4 (as amended, the “Schedule 13D”).
This Amendment No. 5 amends and supplements the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Security and Issuer.
Item 4 of the Schedule 13D is hereby amended by inserting the following language:
On November 22, 2021, AG Energy Funding abandoned the Warrant and waived any and all rights that it may have held in the Warrant or any shares of Common Stock underlying the Warrant without consideration (the “Abandonment and Waiver”). Following the abandonment of the Warrant, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.  As a result of the abandonment of the Warrant, each of that certain Governance Agreement between AG Energy Funding and the Issuer, dated as of August 11, 2020, and that certain Registration Rights Agreement among the Issuer and AG Energy Funding, dated as of August 11, 2020, are terminated and the rights thereunder waived and relinquished.
The Reporting Persons and AGES continue to negotiate with the Board and management of the Issuer regarding, among other things, a potential debt-for-equity exchange, which may be out-of-court.  If consummated, the debt-for-equity exchange would likely result in substantial dilution of the other equity holders or potentially the cancellation of the other equity securities of the Issuer and may result in the spinning off or disposition of certain assets. There is no assurance that the Reporting Persons and AGES will reach an out-of-court agreement.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the outcome of the proposed transactions referenced in this Schedule 13D, the Issuer’s financial position and strategic direction, actions taken by the Board or management, price levels of the Issuer’s debt, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may, subject to the obligations set forth above, include: (i) acquiring shares of Common Stock and/or other equity, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) or non-securities debt in the open market or otherwise; (ii) disposing of any or all of their Securities or non-securities debt in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated to read as follows:
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.
None of the Reporting Persons are beneficial owners of any shares of Common Stock following the Abandonment and Waiver described in Item 4.
(c) Not Applicable.
(d) Not Applicable.
(e) The Reporting Persons ceased being beneficial owners of any shares of Common Stock on November 22, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended by inserting the following language:
The disclosure in Item 4 of the Schedule 13D is hereby incorporated by reference herein.

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 22, 2021

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore

AG ENERGY FUNDING, LLC

By:	Angelo, Gordon & Co., L.P.
Its Manager

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore